Exhibit 99.1

9 January 9018
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech receives confirmation that its Q-Octreotide (MTD201) first in-human EU study is approved

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces it has received oral confirmation from Polish regulators that its first in-human study of its sustained release product octreotide MTD201 is approved.  Formal written confirmation of the approval is expected within the next two weeks.

Q-Octreotide (MTD201) is Midatech’s treatment for carcinoid cancer and acromegaly built on its Q-SpheraTM sustained release platform technology. The somatostatin analogue treatment for carcinoid cancer and acromegaly is being developed as the first alternative version of the commercial leading product, Sandostatin® LAR (SLAR). During its pre-clinical programme, data suggested that Q-Octreotide has an equivalent profile to the Novartis SLAR and may offer some important advantages to clinicians and patients. Midatech believes that if these data are confirmed in the upcoming study Q-Octreotide could capture up to a 5% share of the market for SLAR, which is worth $2bn annually1.

This potentially pivotal study comprises an initial exploratory phase which is expected to complete by mid-2018. The final confirmatory phase is expected to complete in H2 2018.

The decision to take Q-Octreotide to commercial scale will be taken following the interim data. Assuming positive clinical data, Midatech anticipates a launch as early as 2020.

Commenting on the news, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: "This is a major milestone for Midatech and we are pleased to start dosing in subjects soon. We have seen compelling data for MTD201 in pre-clinical models and we are excited by the potential for this to be evidenced in patients as well. This trial will provide useful data not only for MTD201, which is one of our top three priority programmes, but also for our sustained release technology platform that is being evaluated for follow-on products.”

1 Novartis.com; Ipsen.com

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nick Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products.  Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions.  The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.